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                              August 14, 2020

       Rodney W. Reum
       Chief Executive Officer
       Quara Devices Inc.
       1712 Pearl Street
       Boulder, CO 80302

                                                        Re: Quara Devices Inc.
                                                            Amendment No. 1 to
Offering Statement on Form 1-A
                                                            Filed August 5,
2020
                                                            File No. 024-11224

       Dear Mr. Reum:

             We have reviewed your amended offering statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to this letter by amending your offering statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

              After reviewing any amendment to your offering statement and the information you provide in response to these comments, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our June 24, 2020 letter.

       Amended Offering Statement on Form 1-A

       Summary
       The Company, page 1

   1.                                                   Refer to comment 1.
Your summary states you are "currently developing two product platforms: one for
detection of bacterial infections and another for detection of viruses,"
                                                        and you state your
virus platform will focus initially on detection of the virus responsible for COVID-19. In your
business section, however, on page 20, you clarify that you
                                                        expect to begin
shipping your devise for detecting bacteria in shrimp in 12 months, and, on page 21, that
"development and testing" of your virus product for detection of corona virus is expected in 12
months, at which time you will apply to the FDA for market
                                                        approval. It appears,
however, from your disclosure on page 24 that both products would
 Rodney W. Reum
Quara Devices Inc.
August 14, 2020
Page 2
         require FDA approval. Revise the summary to clarify in what time frame you reasonably expect to seek FDA approval for these products, highlight all material hurdles in that process including testing, and to disclose under what device class you would seek FDA approval.
2. Refer to comments 2 and 3. Our comments sought revised disclosure in the summary, to highlight this information for investors. Please revise the summary to clarify the information about your reliance on the purchase of technology from Pebble Labs to develop your products as requested in our comments.
The Company's Business
Overview, page 12

3. Refer to comment 6. You continue to state on page 12 that you have a "functioning prototype that has been demonstrated to quantitatively detect a bacterial signalling molecule that is produced by virulent bacteria." Disclose the basis for this statement, including any product testing. Your reference to the "Our Technology" section, where you make many statements about effectiveness, including, that your "prototype device has demonstrated the ability to obtain quantitative measurements of BAI-2 over a wide concentration range in laboratory solutions using the FRET detection protein" does not explain how you determined your device accurately detects targeted bacteria or viruses.
The Company's Business
Our History, page 13

4. Refer to comment 5. Revise the disclosure on page 13 or an appropriate section of your document to disclose the material terms of the OptiEnz Master Research and
         Development Agreement, including the payment terms and term.
V-Detect, page 24

5.     On page 24, you state, "We believe we can develop our technology to show high
       sensitivity (low false positives) and high specificity (low false negatives) to become a
FirstName LastNameRodney W. Reum
       best-in-class portable device." Statements regarding "best-in-class" imply an expectation
Comapany    NameQuara
       of regulatory      Devices
                      approval andInc.
                                    are inappropriate given the uncertainty of
developing your
Augustproduct
        14, 2020and  securing
                  Page  2     market approval. Please revise to delete this
claim.
FirstName LastName
 Rodney W. Reum
FirstName LastNameRodney    W. Reum
Quara Devices Inc.
Comapany
August 14, NameQuara
           2020        Devices Inc.
August
Page 3 14, 2020 Page 3
FirstName LastName
       You may contact Kristin Lochhead at 202-551-3664 or Al Pavot at 202-551-3738 if you
have questions regarding comments on the financial statements and related matters. Please contact Abby Adams at 202-551-6902 or Mary Beth Breslin at 202-551-3625 with any other questions.



                                                        Sincerely,

                                                        Division of Corporation
Finance
                                                        Office of Life Sciences
cc:      Heidi Mortensen